SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

BIOHEART, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

09062F201
(CUSIP Number)

Bioheart, Inc.
c/o Howard J. Leonhardt
13794 NW 4th Street
Suite 212
Sunrise, Florida 33325
Telephone No.: (954) 835-1500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 19, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement
on Schedule 13G to report the acquisition that is the
subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), 13d-1(f) or
or 13d-1(g), check the following box ☐.

CUSIP No. 09062F201	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Howard J. Leonhardt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7.	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 4,727,571 shares of Common Stock
EACH REPORTING	9.	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10.	SHARED DISPOSITIVE POWER 4,727,571 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,727,571 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7% of Common Stock
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 09062F201	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brenda L. Leonhardt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7.	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 4,727,571 shares of Common Stock
EACH REPORTING	9.	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10.	SHARED DISPOSITIVE POWER 4,727,571 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,727,571 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7% of Common Stock
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 09062F201	13D	Page 4 of 8 Pages

This filing statement on Schedule 13D (this “Schedule 13D”) is being filed jointly by Howard J. Leonhardt and his spouse Brenda L. Leonhardt (the “Reporting Persons”) to report the beneficial ownership of shares of common stock (the “Common Stock”), of Bioheart, Inc. (the “Issuer”). The filing of this Schedule 13D shall not be deemed to be an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities covered by this Schedule 13D.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.001 per share. The principal executive offices of the Issuer are located at 13794 NW 4th Street, Suite 212, Sunrise, Florida 33325.

Item 2. Identity and Background.

(a) The Reporting Persons filing this Schedule 13D are Howard J. Leonhardt and his spouse Brenda L. Leonhardt.

(b) The Reporting Persons’ business address is 13794 NW 4th Street, Suite 212, Sunrise, Florida 33325.

(c) Mr. Leonhardt is the Executive Chairman and Chief Technology Officer of the Issuer, located at 13794 NW 4th Street, Suite 212, Sunrise, Florida 33325. Mrs. Leonhardt is not actively employed.

(d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On February 19, 2008, the Reporting Person purchased 114,000 and 30,000 shares of Common Stock of the Issuer at a per share price of $5.25 and $5.1337, respectively. Immediately prior to the purchase of the shares, the Reporting Person beneficially owned an aggregate of 4,583,571 shares of Common Stock. These shares are directly owned by the Reporting Person.

Item 4. Purpose of Transaction.

The Reporting Person acquired 144,000 shares for investment.

CUSIP No. 09062F201	13D	Page 5 of 8 Pages

The Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 4,727,571 shares, representing 32.7% of the shares of Common Stock outstanding.

(b) The Reporting Person has voting and dispositive power with respect to 4,727,571 shares of Common Stock and the option to purchase shares of Common Stock held by him.

(c) On February 19, 2008, the Reporting Person purchased 114,000 and 30,000 shares of Common Stock of the Issuer at a per share price of $5.25 and $5.1337, respectively.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 09062F201	13D	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 29, 2008	By:
Howard J. Leonhardt

By:
Brenda L. Leonhardt

CUSIP No. 09062F201	13D	Page 7 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: February 29, 2008
By:
Howard J. Leonhardt

By:
Brenda L. Leonhardt